Rangoon Restaurant Concepts LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
Interest Earned	21.47
Sales	392,512.97
Total Income	**$392,534.44**
Cost of Goods Sold	
Food Purchases	81,754.79
Merchant Account Fees	1,802.89
Restaurant Supplies	20,805.43
Total Cost of Goods Sold	**$104,363.11**
GROSS PROFIT	**$288,171.33**
Expenses	
Advertising & Marketing	12,549.14
Bank Charges & Fees	418.96
Computer & Internet Expense	394.15
POS System	2,181.51
Total Computer & Internet Expense	**2,575.66**
Credit Card Payment	-4,015.00
Delivery Services	177.24
Dues & Subscriptions	2,519.57
Insurance	9,440.53
Interest Paid	6,986.84
Legal & Professional Services	1,100.00
Accountant	1,450.00
Total Legal & Professional Services	**2,550.00**
Meals & Entertainment	1,627.23
Office Supplies & Software	450.75
Payroll Expenses	
Payroll Taxes	41,002.14
Processing Fees	3,330.66
Wages	95,387.98
Workers Comp	1,919.35
Total Payroll Expenses	**141,640.13**
Rent & Lease	40,518.05
Repairs & Maintenance	11,104.24
Exterminator	898.26
Total Repairs & Maintenance	**12,002.50**
Security Expense	653.16
Taxes & Licenses	166.24
Telephone Expense	1,387.06
Travel	10.00
Transportation	898.00
Total Travel	**908.00**
Uniforms	227.48
Utilities	1,858.76
Waste Management	1,262.52
Total Expenses	**$235,904.82**
NET OPERATING INCOME	**$52,266.51**
NET INCOME	**$52,266.51**

Rangoon Restaurant Concepts LLC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking (1101)	20,847.14
Savings (7988)	5,705.39
Total Bank Accounts	**$26,552.53**
Total Current Assets	**$26,552.53**
Fixed Assets	
Furniture & Equipment	6,011.18
Leasehold Improvements	20,750.00
Total Fixed Assets	**$26,761.18**
TOTAL ASSETS	**$53,313.71**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit card (0751)	51,292.66
Total Credit Cards	**$51,292.66**
Total Current Liabilities	**$51,292.66**
Total Liabilities	**$51,292.66**
Equity	
Members Draw	-2,847.78
Opening Balance Equity	-38,199.03
Owner's Pay & Personal Expenses	-9,198.80
Retained Earnings	0.15
Net Income	52,266.51
Total Equity	**$2,021.05**
TOTAL LIABILITIES AND EQUITY	**$53,313.71**

Rangoon Restaurant Concepts LLC

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	52,266.51
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Credit card (0751)	51,292.66
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**51,292.66**
Net cash provided by operating activities	**$103,559.17**
INVESTING ACTIVITIES	
Furniture & Equipment	-6,011.18
Leasehold Improvements	-20,750.00
Net cash provided by investing activities	**$ -26,761.18**
FINANCING ACTIVITIES	
Members Draw	-2,847.78
Opening Balance Equity	-38,199.03
Owner's Pay & Personal Expenses	-9,198.80
Retained Earnings	0.15
Net cash provided by financing activities	**$ -50,245.46**
NET CASH INCREASE FOR PERIOD	**$26,552.53**
CASH AT END OF PERIOD	**$26,552.53**